August 2, 2007

Securities and Exchange Commission

450 Fifth Street Northwest

Washington , D.C. 20549

Attn:	Yong Kim
Division of Corporate Finance

Re:	O’Reilly Automotive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-21318

Ladies and Gentlemen:

We are writing in response to the comments contained in a letter from the staff of the Securities and Exchange Commission dated July 19, 2007 to O’Reilly Automotive, Inc., with respect to our Form 10-K for Fiscal Year Ended December 31, 2006. For the convenience of the staff, we have set forth the comments contained in the comment letter along with our responses. All responses in our letter are provided on a supplemental basis and, as confirmed in our preliminary discussion with the staff, all changes will be made in our future filings.

In addition to the transmission of this letter via EDGAR, we are delivering via overnight mail three hard copies of this letter and three copies of the exhibits showing our proposed changes to the original disclosure.

Form 10-K for the Year Ended December 31, 2006

Schedule II – Valuation and Qualifying Accounts, page 21

1.

Please revise this schedule to include the activity in your sales allowances, amounts receivable from vendor reserve and your notes receivable reserve, if any. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.

Response:

In future filings, we will revise this schedule to include the activity in our sales allowances. The supplemental disclosure for the activity in these allowances is reflected in the following table:

Securities and Exchange Commission

August 2, 2007

Col. A	Col. B	Col. C		Col. D	Col. E
Description	Balance at Beginning of Period	Additions – Charged to Costs and Expenses	Additions – Charged to Other Accounts – Describe	Deductions – Describe	Balance at End of Period

(Amounts in thousands)
Year ended December 31, 2006: Deducted from asset account: Sales and Returns Allowances	$1,176	$364	$--	$--	$1,540

Year ended December 31, 2005: Deducted from asset account: Sales and Returns Allowances	$1,176	$--	$--	$--	$1,176

Year ended December 31, 2004: Deducted from asset account: Sales and Returns Allowances	$1,566	$--	$--	$390 (1)	$1,176

(1) Reduction is the result of enhanced sales return data derived from improved point-of-sale system.

As discussed in greater detail in our responses to comments 8 and 10, we did not record reserves for amounts receivable from vendors and notes receivable during the periods reflected in Schedule II – Valuation and Qualifying Accounts in our 2006 Form 10-K.

Exhibit 13.1 - Portions of the 2006 Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies and Estimates, page 30

2.	Please revise the discussion of your critical accounting policies to include the following:

•

The specific assumptions and uncertainties underlying your estimates. Explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosures including both sensitivity analyses and discussions of historical experience in making the critical estimates are effective in meeting this management’s discussion and analysis objective. Please refer to the guidance in FRC Section 501.14 if you require further clarification; and

Securities and Exchange Commission

August 2, 2007

•

Please also revise to disclose the estimates, assumptions, and uncertainties related to your accounting for inventory obsolescence and shrink, or tell us why you believe such disclosure is not necessary.

Please include your proposed revisions with your response.

Response:

In future filings, we will revise our critical accounting policies discussion to disclose the additional information identified in your comment. Additionally, we will supplement our disclosure to include the estimates, assumptions, and uncertainties related to our accounting for inventory obsolescence and shrink. Our proposed revised disclosure is attached hereto as Exhibit 1. Please note our response to comment 8 regarding amounts receivable from vendors for additional clarification regarding these balances.

Results of Operations. page 31

2006 Compared to 2005, page 32

3.	Please revise your discussion for the following:

•

When you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, you state that sales increased in 2006 ‘‘primarily due to 170 net additional stores opening during 2006, a full year of sales for stores opened throughout 2005 and a 3.3% increase in same-store sales for stores open at least one year.” You further state that “increased sales achieved by existing stores are a result of our offering broader selection of products, increased promotional and advertising efforts, continued improvement in merchandising and store layouts, compensation programs for store team members and continued focus on serving professional installers.” You also discuss factors that negatively impacted sales, such as constraints on customer’s discretionary income. For each item identified, please quantity the amount each change contributed to, or deducted from, the overall change in sales. Additionally, please expand your discussion of each of the significant changes in financial statement line items to indicate whether these changes represent trends expected to continue in the future;

•

Where you identify intermediate causes of changes in net sales, please expand your discussion to describe the reasons underlying the intermediate causes. For example, where you indicate that gross profit as a percentage of sales increased as a result of improvements in product mix and product acquisition costs, please expand your discussion to describe how you achieved improvements in product mix and products acquisition costs; and

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August 2, 2007

•

For line items presented as “net” please include a discussion of all major components within that line item that contributed to material changes. For example, we note that you include not only interest expense, but also interest income and other within your other expense, net line item, yet you attribute the entire change to interest expense only.

Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350. Please provide examples of your proposed revisions with your response.

Response:

In future filings, we will prepare our disclosure to include the items identified in comment 3. Specifically, we will take the following approach with regard to each bullet point of comment 3.

First Bullet:

In situations where we identify multiple business reasons that contributed to a material change in a financial statement line item between periods, we will quantify the impact of each identified reason to the extent possible. Additionally, we will supplement our disclosure to include discussion of the extent to which significant changes in financial statement line items represent known trends that we expect to continue in the future. An example of proposed revised disclosure is as follows:

Sales increased $237.9 million, or 11.6%, from $2.05 billion in 2005 to $2.28 billion in 2006. The addition of 170 net new stores opened during 2006 provided $67.4 million of the increase. A full year of sales for stores opened throughout 2005 contributed an additional $76.1 million of the increase. Finally, a 3.3% increase in same-store sales for stores open at least one year added $93.5 million of the increase. We anticipate that continued store unit and sales growth consistent with our historical rates will continue in the future.

In some instances, we may identify material changes in certain financial statement line items that are caused by business reasons which would be reasonably impracticable to quantify. For instance, as noted in comment 3, we disclosed in our 2006 10-K filing that our comparable store sales increased due to a variety of factors. However, while we believe that each of the factors listed in our disclosure had a positive impact on our ability to increase sales at existing stores, we do not have systems capable of calculating this impact nor would it be feasible to develop such calculations. Likewise, it would not be reasonably practicable to identify, and thereby quantify, the specific negative impact of the macroeconomic factors that we disclose in our discussion. In circumstances where quantification is not possible, we will qualitatively discuss the business reasons that impact our financial results.

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August 2, 2007

Second Bullet:

When we identify and discuss intermediate causes that impacted our financial results, we will expand our disclosure to include additional analysis of underlying causes. Our proposed revision of our disclosure identified in the second bullet of comment 3 is as follows:

Gross profit increased $114.2 million, or 12.8%, from $892.5 million (43.6% of sales) in 2005 to $1.01 billion (44.1% of sales) in 2006, due to increased sales. The increase in gross profit as a percent of sales is the result of improvements in product mix and product acquisition cost. We improved our product mix by implementing strategies to differentiate our merchandise selections at each store based on customer demand and vehicle demographics in the store’s market and through Team Member training initiatives focused on selling products with greater gross margin contribution. Product acquisition cost improved due to increased imports from lower cost providers in foreign countries as well as improved negotiating leverage with our vendors as a result of our growth. We anticipate these trends to continue at a moderate rate through 2007.

Third bullet:

We will include discussion of all major components that contributed to material changes in all line items that we present as “net.” With respect to our “other expenses, net” line item on our income statement, however, the only major component that contributed materially to the change in the line item was the decreased interest expense noted in our disclosure. While other components did affect the line item, none of these individual components contributed materially to the change. In future filings, we will discuss the changes in each of the individual components of “other expenses, net” to the extent that the applicable change is material.

Financial Statements

General

4.

You state on page 6 that that you entered into various programs and arrangements with certain vendors including “pay-on-scan arrangements.” Please tell us the nature and general terms of pay-on-scan arrangements and tell us how you account for them. If you are not obligated to pay for merchandise until sold, please confirm that you account for such merchandise as consignment inventory. Otherwise, please explain.

Response:

We are party to various programs and arrangements with certain of our vendors, including pay-on-scan arrangements. Pursuant to these agreements, we remit payment to vendors on a regular basis after the sale of specific products identified in the agreement with the vendor, but we do not hold legal title to the physical inventory while it is in our possession. Upon the sale of pay-on-

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August 2, 2007

scan inventory, we recognize the related revenue and record the corresponding liability to the vendor. We confirm that items in the pay-on-scan program are recorded as consignment inventory and are not reflected in our inventory balances.

5.

Please tell us the basis for your conclusion that you have only one reporting segment under the guidance in SFAS 131. Tell us whether you have concluded that you have one operating segment under paragraph 10 of SFAS 131 or whether you have aggregated multiple operating segments based on criteria in paragraph 17 of SFAS 131. Please specifically address why you do not believe your retail sales to DIY customers, commercial sales to professional installers and wholesale sales to other retailers (jobber sales) constitute separate reporting segments. Please include in your response supporting data including, but not limited to, sales and margins for each of these categories.

Response:

We have concluded that we have one operating segment pursuant to the guidance outlined in paragraph 10 of SFAS 131. Our response will outline the basis for our conclusion by specifically addressing the three distinct customer types identified in comment 5 and the manner in which our systems capture and report financial information regarding our operations.

Specifically, SFAS 131 defines an operating segment as a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses
b.	Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c.	For which discrete financial information is available.

Pursuant to the definition of “chief operating decision maker” (CODM) in SFAS 131, O’Reilly has identified as the CODM the executive management team comprised of the Chairman of the Board and our two Co-Presidents (the Chief Executive Officer and the Chief Operating Officer.)

Due to the nature of O’Reilly’s business operations as discussed below, it is not reasonably possible to prepare discrete financial information for business conducted with our major customer types nor would such segregation provide meaningful information that would be relevant in managing our operations. As such, operating results by customer type are not prepared or reviewed by the CODM. Our CODM does receive regular financial reports that provide the breakdown of total revenues for each customer type and comparable store sales growth for sales to DIY customers and professional installers. This limited data that is available to the CODM by customer type (total revenues and comparable store sales growth) does not provide sufficient information for the CODM to assess performance or make resource allocation decisions by customer type and is not used for those purposes. The sales data by customer type is compiled primarily for statistical purposes to support our communication of the descriptive

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August 2, 2007

nature of O’Reilly’s business to external stakeholders, such as the disclosures related to our customers made in our Form 10K.

Distribution:

As noted in comment 5, we sell our products to three distinct types of customers: DIY retail customers, professional installers and independently owned parts stores (jobbers.) However, the various activities that we undertake as a company to purchase, distribute and sell our products to those customer types are carried out through a single distribution network and not as distinct components based on customer type. Our financial processes do not allocate our procurement, warehousing or distribution costs to the specific customer types in our financial analyses. Therefore, our CODM does not receive or have the ability to review gross margin or other operating profitability information by customer type.

Store Operations:

The operational activities carried out at each of our individual stores are conducted using shared resources and are directed by the store manager focused on both DIY and professional installer customers. In particular, the products sold to both DIY and professional installer customers are retrieved from a common store inventory and any product that we offer is available to all customers. Since all of our stores sell to both DIY and professional installer customers, each of the O’Reilly team members that staff a given store location provides service to both customer types. Due to the integrated approach that we apply to the operation of our stores and to the products and service we offer to our customers, we do not segregate store occupancy and labor costs by customer type in the preparation of financial reports. As such, the CODM evaluates the performance of our stores at a consolidated level that includes all store sales and expenses and our management incentive compensation programs are based on the same consolidated store performance as well as the Company’s consolidated performance.

Lastly, due to the relatively small volume of business transacted with other retailers (jobber sales), we do not believe these business activities represent a material item for application of the provisions of FAS 131. Sales to other retailers comprised less than 2.4% of consolidated sales for each of the years ended December 31, 2004, 2005 and 2006.

Consolidated Balance Sheets, page 43

6.

Please present goodwill as a separate line item on your balance sheet in accordance with paragraph 43 of SFAS 142. To the extent you have changes to the carrying value of goodwill, please disclose those changes. Refer to paragraph 45.c of SFAS 142.

Securities and Exchange Commission

August 2, 2007

Response:

Pursuant to the guidance set forth in Regulation S-X Reg. § 210.5-02 and § 210.4-02, we have not listed goodwill as a separate line item on our balance sheet in prior filings because we believed the amount of goodwill was immaterial (goodwill totaled 2.5% of total assets at December 31, 2006.) Alternatively, we included goodwill balances under the caption Other Assets, net. However, in response to your comment, we will present goodwill as a separate line item on our balance sheet in future filings and will include all applicable disclosures in the notes to the financial statements as set forth in SFAS 142.

Notes to Consolidated Financial Statements, page 48

Note 1 - Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 48

7.

Please tell us why wholesale sales to other retailers (jobber sales) are recorded upon shipment of merchandise, while sales to professional installers (commercial sales) are recorded upon delivery of merchandise.

Response:

Sales to professional installers are recorded upon delivery as team members at each store location deliver merchandise to the customer’s location on a regular, ongoing basis. Deliveries to these professional installers occur frequently throughout the day during business hours and all deliveries are made on a same-day basis. As noted in our Form 10-K, wholesale sales to other retailers are recorded upon shipment of the merchandise from one of our regional distribution centers on an O’Reilly truck operated by an O’Reilly team member. Title for these shipments does not pass to our customer until actual physical delivery; however, substantially all of these deliveries occur throughout the evening on the day of shipment. As such, there is not a constructive difference between the revenue recognition policy for sales to other retailers and professional installers. In future filings, we will clarify our disclosure to reduce any ambiguity related to our revenue recognition policy. Our proposed revised disclosure is as follows:

Revenue Recognition

Over-the-counter retail sales are recorded when the customer takes possession of the merchandise. Sales to professional installers, also referred to as “commercial sales,” are recorded upon same-day delivery of the merchandise to the customer, generally at the customer’s place of business. Wholesale sales to other retailers, also referred to as “jobber sales,” are recorded upon shipment of the merchandise from a regional distribution center with same-day delivery to the jobber customer's location. All sales are recorded net of estimated allowances, discounts and taxes.

Securities and Exchange Commission

August 2, 2007

Amounts Receivable from Vendors, page 49

8.

Please explain the circumstances that result in a need to establish a reserve for uncollected amounts receivable from vendors. Also, please disclose the amount of the reserve. Refer to Rule 5-02.4 of Regulation S-X.

Response:

In light of comment 8 and upon reviewing our disclosure in Note 1 to the Consolidated Financial Statements and under the heading “Critical Accounting Policies and Estimates” in Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding a reserve for uncollected amounts receivable from vendors, we have determined that our disclosure should be clarified to the extent that we disclose that the Company’s consolidated financial statements include reserves for uncollectible amounts receivable from vendors. While we do regularly review our amounts due from vendors and evaluate these balances for collectibility, we concluded that a reserve for uncollectible accounts was not necessary for any of the periods presented in our Form 10-K and therefore have not recorded any amounts in our consolidated financial statements. The receivables are due from vendors pursuant to a variety of programs and arrangements and are recorded in conjunction with ongoing relationships in which we purchase inventory from our vendors. Based on historical results and our current evaluation of the ability of our vendors to continue in these relationships and meet the vendor obligations pursuant to our agreements, we do not believe that there is a reasonable likelihood that we will not be able to realize the amounts we have recorded. In future filings, we will revise our disclosure in Note 1 to clarify our accounting policy regarding amounts receivable from vendors and the existence, if any, of a reserve for uncollectible accounts. Our proposed revised disclosure is as follows:

Amounts Receivable from Vendors

The Company receives concessions from its vendors through a variety of programs and arrangements, including co-operative advertising, devaluation programs, allowances for warranties and volume purchase rebates. Co-operative advertising allowances that are incremental to our advertising program, specific to a product or event and identifiable for accounting purposes, are reported as a reduction of advertising expense in the period in which the advertising occurred. All other vendor concessions are recognized as a reduction to the cost of inventory. Amounts receivable from vendors also includes amounts due to the Company for changeover merchandise and product returns. The Company regularly reviews vendor receivables for collectibility and assesses the need for a reserve for uncollectible amounts based on an evaluation of our vendors’ financial position and corresponding ability to meet their financial obligations. Management does not believe there is a reasonable likelihood that the Company will be unable to collect the amounts receivable from vendors and the Company did not record a reserve for uncollectible amounts in the consolidated financial statements at December 31, 2006 and 2005.

Securities and Exchange Commission

August 2, 2007

We have also revised our critical accounting policies discussion for the same purpose as noted in the proposed disclosure included with our response to comment 2. To the extent that we do not record a reserve for uncollectible amounts from vendors in our consolidated financial statements, we will remove the “net” qualification from the “Amounts receivable from vendors, net” line item in our consolidated balance sheets.

Property and Equipment, page 49

9.	Please disclose the estimated useful lives of property and equipment to conform to the categories you present on your balance sheet. Refer to Rule 5-02.13 of Regulation S-X.

Response:

In future filings, we will disclose the estimated useful lives of property and equipment to conform to the categories we present on our balance sheet. In our next 10-K filing, we propose to modify the disclosure for property and equipment as follows:

Property and equipment are carried at cost. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. Service lives for property and equipment generally range over the following periods: buildings, 39 years; building improvements, 15 to 32 years; furniture, fixtures and equipment, 3 to 20 years; vehicles, 5 to 10 years; and leasehold improvements, 3 to 25 years. Leasehold improvements are amortized over the lesser of the lease term or the estimated economic life of the assets. The lease term includes renewal options determined by management at lease inception for which failure to renew options would result in a substantial economic penalty to the Company.

Notes Receivable, page 50

10.

Please explain the circumstances that give rise to your notes receivable from vendors. Tell us how much of the total are due from vendors. Also, tell us whether any reserves have been recorded for estimates of uncollectible amounts of your total notes receivable.

Response:

The notes receivable from vendors that are reflected in our consolidated balance sheets arose from the execution of a pay-on-scan arrangement we entered into with a vendor (please refer to our response to comment 4 for discussion of the nature and general terms of our pay-on-scan agreements.) Upon inception of this agreement, we sold existing inventory that we had acquired from a former vendor to the new vendor as the initial consigned inventory in the pay-on-scan agreement. We financed the purchase of this inventory with our vendor and recorded the

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corresponding note receivable. Additionally, we have recorded a note receivable with a vendor as the result of a long-term agreement pursuant to which the vendor pays a “slotting fee” to O’Reilly as an inducement for us to purchase inventory from that vendor.

The total amount of notes receivable from vendors amounted to $35,285,000 and $32,649,000 at December 31, 2006 and 2005, respectively. Based on historical results and our current assessment, we believe that all notes receivable are collectible and, therefore, have not recorded any reserves for uncollectible amounts.

Exhibit 23.1 -Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. page 66

11.	In future filings, please have your auditors present their opinion on Schedule II – Valuation and Qualifying Accounts separately from their consent.

Response:

The reports of our independent registered accounting firm on our consolidated financial statements, management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting, have been incorporated by reference in our Annual Report on Form 10-K from our 2006 Annual Report to Shareholders. Our Schedule II information is included in our 10-K, Part IV, Section 15, Exhibits and Financial Statement Schedules, as is the consent from our auditors and the related report on our Schedule II information. Our auditors have informed us that when their reports are incorporated by reference in this manner, it has been acceptable practice for them to report on the financial statement Schedule II and consent to the incorporation by reference of their reports in the same document - that being the consent filed as Exhibit 23.1. They have further indicated that this practice has been consistently applied and accepted by the SEC staff in the past. As a result, we respectfully request that the SEC staff not object to this approach and require us to have our auditors present their opinion on our Schedule II information separately from their consent.

Exhibits 31.1 and 31.2 page 67

12.

Please revise your future filings so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, please revise paragraph three to remove your reference to the “annual report” and refer only to the “report.” Additionally, please ensure that you also correct your certifications in your Form 10-Q to refer to the “report” instead of “quarterly report.”

Response:

In future filings, we will revise our certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission

August 2, 2007

Attached hereto as Exhibit 2 is an acknowledgement by the Company of the various matters set forth in the closing comments section of the comment letter.

We believe that the foregoing is fully responsive to the comment letter. Please direct any further questions or comments to the undersigned.

Very truly yours,

/s/ Thomas McFall
Tom McFall
Chief Financial Officer
O’Reilly Automotive, Inc.

Securities and Exchange Commission

August 2, 2007

O’Reilly Automotive, Inc.

SEC Response Letter (08/02/07)

EXHIBIT 1

Proposed Revised Disclosure

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our financial statements in accordance with accounting policies generally accepted in the United States (“GAAP”) requires the application of certain estimates and judgments by management. Management bases its assumptions, estimates, and adjustments on historical experience, current trends and other factors believed to be relevant at the time the consolidated financial statements are prepared. Management believes that the following policies are critical due the inherent uncertainty of these matters and the complex and subjective judgments required to establish these estimates. Management continues to review these critical accounting policies and estimates to ensure that the consolidated financial statements are presented fairly in accordance with GAAP. However, actual results could differ from our assumptions and estimates and such differences could be material.

•

Vendor concessions – We receive concessions from our vendors through a variety of programs and arrangements, including co-operative advertising, allowances for warranties, merchandise allowances and volume purchase rebates. Co-operative advertising allowances that are incremental to our advertising program, specific to a product or event and identifiable for accounting purposes, are reported as a reduction of advertising expense in the period in which the advertising occurred. All other vendor concessions are recognized as a reduction to the cost of inventory. Amounts receivable from vendors also include amounts due to us relating to vendor purchases and product returns. Management regularly reviews amounts receivable from vendors and assesses the need for a reserve for uncollectible amounts based on our evaluation of our vendors’ financial position and corresponding ability to meet their financial obligations. Based on our assessment, we have not recorded a reserve for uncollectible amounts in our consolidated financial statements and we do not believe there is a reasonable likelihood that our ability to collect these amounts will differ from our expectations. The eventual ability of our vendors to pay us the obliged amounts could differ from our assumptions and estimates and we may be exposed to losses or gains that could be material.

•

Self-Insurance Reserves – We use a combination of insurance and self-insurance mechanisms to provide for potential liabilities from workers’ compensation, general liability, vehicle liability, property loss, and employee health care benefits. With the exception of employee health care benefit liabilities, which are limited by the design of these plans, we

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obtain third-party insurance coverage to limit our exposure for any individual claim. When estimating our self-insurance liabilities, we consider a number of factors, including historical claims experience and trend-lines, projected medical and legal inflation, and growth patterns and exposure forecasts. The assumptions made by management as it relates to each of these factors represents our judgment as to the most probable cumulative impact of each factor to our future obligations. Our calculation of our self-insurance liabilities requires management to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not yet reported as of the balance sheet date and the application of alternative assumptions would result in a different estimate of these liabilities. Actual claim activity or development may vary from our assumptions and estimates, which may result in material losses or gains. As we obtain additional information that affects the assumptions and estimates we used to recognize liabilities for claims incurred in prior accounting periods, we adjust our self-insurance liabilities to reflect the revised estimates based on this additional information. If self-insurance reserves were changed 10% from our estimated reserves at December 31, 2006, the financial impact would have been approximately $4.5 million or 1.6% of pretax income.

•

Accounts receivable – Management estimates the allowance for doubtful accounts based on historical loss ratios and other relevant factors. Actual results have consistently been within management’s expectations and we do not believe that there is a reasonable likelihood that there will be a material change in future assumptions or estimates we use to calculate our allowance for doubtful accounts. However, if actual results differ from our estimates, we may be exposed to losses or gains that could be material. If the allowance for doubtful accounts were changed 10% from our estimated allowance at December 31, 2006, the financial impact would have been approximately $0.3 million or 0.1% of pretax income.

•

Taxes – We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We regularly review our potential tax liabilities for tax years subject to audit. The amount of such liabilities is based on various factors, such as differing interpretations of tax regulations by the taxable entity and the responsible tax authority and experience with previous tax audits. Changes in our tax liability may occur in the future as our assessments change based on the progress of tax examinations in various jurisdictions and/or changes in tax regulations. In management’s opinion, adequate provisions for income taxes have been made for all years presented. However, the estimates of our potential tax liabilities contain uncertainties because management must use judgment to estimate the exposures associated with our various tax positions and actual results could differ from our estimates. Alternatively, we could have applied assumptions regarding the eventual outcome of the resolution of open tax positions that would differ from our current estimates but that would still be reasonable given the nature of a particular position. Our judgment regarding the most likely outcome of uncertain tax positions has historically resulted in an estimate of our tax liability that is greater than actual results. While our estimates are subject to the uncertainty noted in the preceding discussion, our initial estimates of our potential tax liabilities have historically not been materially different from actual results except in

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instances where we have reversed liabilities that were recorded for periods that were subsequently closed with the applicable taxing authority.

•

Share-based compensation – Prior to January 1, 2006, we accounted for share-based compensation plans under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), as permitted under Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No.  123. Effective January 1, 2006, we adopted SFAS No. 123R, “Share Based Payment,” under the modified prospective method. Accordingly, prior period amounts have not been restated. Under this application, we record share-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remain unvested at the date of adoption. Currently, our share-based compensation relates to stock option awards, employee share purchase plan discounts, restricted stock awards and shares contributed directly to other employee benefit plans.

Under SFAS No. 123R, we use a Black-Scholes option-pricing model to determine the fair value of stock options. The Black-Scholes model includes various assumptions, including the expected life of stock options, the expected volatility and the expected risk-free interest rate.  These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside our control. Since our adoption of SFAS No. 123R, share-based compensation cost would not have been materially impacted by the variability in the range of reasonable assumptions we could have made to value option award grants, but we anticipate that share-based compensation cost could be materially impacted by the application of alternate assumptions in future periods. Also, under SFAS No. 123R, we are required to record share-based compensation expense net of estimated forfeitures. Our forfeiture rate assumption used in determining share-based compensation expense is estimated based on historical data. The actual forfeiture rate and corresponding share-based compensation expense could differ from those estimates.

•

Inventory Obsolescence and Shrink – Inventory, which consists of automotive hard parts, maintenance items, accessories and tools is stated at the lower of cost or market. The extended nature of the life cycle of our products is such that the risk of obsolescence of our inventory is minimal. The products that we sell generally have application in our markets for a relatively long period of time in conjunction with the corresponding vehicle population. We have developed sophisticated systems for monitoring the life cycle of a given product and, accordingly, have historically been very successful in adjusting the volume of our inventory in conjunction with a decrease in demand. However, we do record a reserve to reduce the carrying value of our inventory through a charge to cost of sales in the isolated instances where we believe that the market value of a product line is lower than our recorded cost. This reserve is based on our assumptions about the marketability of our existing inventory and is subject to uncertainty to the extent that we must estimate, at a given point in time, the market value of inventory that will be sold in future periods. Ultimately, our projections could differ from actual results and could result in a material impact to our stated inventory balances. However, we have historically not had to materially adjust our

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obsolescence reserves due to the factors discussed above and do not anticipate that we will experience material changes in our estimates in the future.

We also record a reserve to reduce the carrying value of our perpetual inventory to account for quantities in our perpetual records above the actual existing quantities caused by unrecorded shrink. We estimate this reserve based on the results of our extensive and frequent cycle counting programs at our stores and distribution centers. To the extent that our estimates do not accurately reflect the actual inventory shrinkage, we could potentially experience a material impact to our inventory balances. However, we have historically been able to provide a timely and accurate measurement of shrink and have not experienced material adjustments to our estimates. If unrecorded shrink at December 31, 2006 were double the estimate that we recorded based on our historical experience, the financial impact would have been less than $2 million or less than 0.7% of pretax income.

Securities and Exchange Commission

August 2, 2007

O’Reilly Automotive, Inc.

SEC Response Letter (08/02/07)

EXHIBIT 2

O’REILLY AUTOMOTIVE, INC.

ACKNOWLEDGEMENT

The undersigned, Thomas McFall, being the Chief Financial Officer of O’Reilly Automotive, Inc. (the “Company”), on behalf of the Company hereby acknowledges that:

1.                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of August 2, 2007.

O’REILLY AUTOMOTIVE, INC.

By:	/s/ Thomas McFall
Thomas McFall
Chief Financial Officer